

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2019

David Callen
Senior Vice President and Chief Financial Officer
Sleep Number Corporation
1001 Third Avenue South
Minneapolis, Minnesota 55404

> **Re: Sleep Number Corporation**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2019**
> **Filed April 26, 2019**
> **File No. 000-25121**

Dear Mr. Callen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction